SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 2)(1)


                First Investors Financial Services Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   32058A101
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                   Sy Jacobs
                c/o JAM Partners, L.P. and JAM Managers, L.L.C.
                                One 5th Avenue
                           New York, New York 10003
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 5, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sy Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     468,900

8.   SHARED VOTING POWER

      0

9.   SOLE DISPOSITIVE POWER

     468,900

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     468,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3%

14.  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     408,100

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     408,100

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     408,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON*

     PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     438,100

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     438,100

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     438,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

14.  TYPE OF REPORTING PERSON*

     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.  3208A101
            ---------------------

The purpose of this Schedule 13D, Amendment No. 2 is to report the change in the beneficial ownership of JAM Partners, L.P. (the "Partnership"), JAM Managers L.L.C. (the "Manager") and Sy Jacobs (together with the Partnership and the Manager the "Reporting Persons") in the Common Stock, $0.001 par value (the "Shares"), of First Investors Financial Services Group, Inc. (the "Issuer") that have been caused by transactions in the Shares effected by the Reporting Person.

------------------------------------------------------------------------------

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is: Common Stock, $.001 par value, in First Investors Financial Services Group, Inc.

The name and address of the principal executive and business office of the Issuer is:

First Investors Financial Services Group, Inc.
675 Bering Drive
Suite 710
Houston, Texas  77057.

------------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a-c) This statement is being filed on behalf of the Reporting Persons. Mr. Jacobs is the managing member of JAM Managers L.L.C., a Delaware limited liability company (the "Manager"). The Manager is the general partner of JAM Partners, L.P., a Delaware limited partnership (the "Partnership"). In addition to his position in the Manager, Mr. Jacobs also has sole investment discretion over certain accounts through his role as Trustee for certain trusts and shared investment discretion through his membership in an investment club which hold Shares of the Issuer (the "Accounts").

     The business address of the Reporting Persons is One 5th Avenue, New York, NY 10003.

     (d-e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Jacobs is a citizen of the United States of America.

------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Partnership may be deemed to beneficially own 408,100 Shares; the Manager is deemed to beneficially own 438,100 Shares; and Sy Jacobs is deemed to beneficially own 468,900 Shares.

     All of the Shares were purchases in open market transactions by the Reporting Persons.

     The funds for the purchase of the Shares held in the Partnership have come from the working capital of the Partnership. The funds for the purchase of the Shares deemed to be beneficially owned by the Manager and Mr. Jacobs for either affiliated funds or personal funds, as applicable. No funds were borrowed to purchase any of the Shares.

------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     (a-j) The purpose of this Schedule 13D is to report the change in the number of Shares that may be allowed to be beneficially owned by the Reporting Persons.

     It is noted again that on November 29, 2000, Mr. Jacobs was elected to the Board of Directors of the Issuer and continues to serve in that capacity.

------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     Sy Jacobs

     As of the date hereof, Mr. Jacobs may be deemed to be the beneficial owner of 468,900 Shares, constituting 9.3% of the Shares of the Issuer, based upon the 5,026,269 Shares outstanding as of February 28, 2003, according to the Issuer's most recent Form 10-Q filing.

     Mr. Jacobs has the sole power to vote or direct the vote of 468,900 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 468,900; and has shared power to dispose or direct the disposition of 0 Shares.

     Mr. Jacobs specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Jacobs on behalf of himself, the other Reporting Persons and the other accounts over which he may be deemed to have investment discretion are set forth in Schedule A and were all effected in broker transactions.

     JAM Managers, L.L.C.

     As of the date hereof, JAM Managers, L.L.C. may be deemed to be the beneficial owner of 438,100 Shares, constituting 8.7% of the Shares of the Issuer, based upon the 5,026,269 Shares outstanding as of February 28, 2003, according to the Issuer's most recent Form 10-Q filing.

     JAM Managers, L.L.C. has the sole power to vote or direct the vote of 438,100 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 438,100; and has shared power to dispose or direct the disposition of 0 Shares.

     JAM Managers, L.L.C. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by JAM Managers, L.L.C. on behalf of its clients are set forth in Schedule A and were all effected in broker transactions.

     JAM Partners, L.P.

     As of the date hereof, JAM Partners, L.P. may be deemed to be the beneficial owner of 408,100 Shares, constituting 8.1% of the Shares of the Issuer, based upon the 5,026,269 Shares outstanding as of February 28, 2003, according to the Issuer's most recent Form 10-Q filing.

     JAM Partners, L.P. has the sole power to vote or direct the vote of 408,100 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 438,100; and has shared power to dispose or direct the disposition of 0 Shares.

     JAM Partners, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by JAM Partners, L.P. are set forth in Schedule A and were all effected in broker transactions.

     The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, the Reporting Persons reserves the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should they deem appropriate.

------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     N/A

------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

2. A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to May 5, 2003 is filed herewith as Exhibit B.

------------------------------------------------------------------------------

                                   SIGNATURE

                                           SY JACOBS*


                                           /s/  Sy Jacobs
                                          ---------------------------
                                                Sy Jacobs


                                           JAM PARTNERS, L.P.*


                                           By:  JAM Manager L.L.C.
                                                General Manager

                                           By:  /s/ Sy Jacobs
                                          ----------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member



                                           JAM MANAGERS L.L.C.*

                                           By:  /s/ Sy Jacobs
                                          ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     * The Reporting Persons disclaim beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Exhibit A

                                   AGREEMENT
                                   ---------

     The undersigned agree that this Schedule 13D, Amendment No. 2, dated May 5, 2003 relating to the Common Stock par value $0.001 of First Investors Financial Services Group, Inc. shall be filed on behalf of the undersigned.



                                           SY JACOBS*


                                           /s/  Sy Jacobs
                                           -------------------------------
                                                Sy Jacobs


                                           JAM PARTNERS, L.P.*


                                           By:  JAM Manager L.L.C.
                                                General Manager

                                           By:  /s/ Sy Jacobs
                                            -------------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member



                                            JAM MANAGERS L.L.C.*

                                           By:  /s/ Sy Jacobs

                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member

May 7, 2003

                                                                     Exhibit B

            Schedule of Transactions in Shares that May Be Deemed
                    to be Beneficially Owned by Sy Jacobs*
                    --------------------------------------

Date                   Price Per Share                  Number of Shares
----                   ---------------                  ----------------

4/2/03                    $3.45                              6,900
4/3/03                    $3.50                                900
4/4/03                    $3.55                                400
4/7/03                    $3.50                              3,900
4/10/03                   $3.54                              2,700
5/5/03                    $3.40                              4,400
5/6/03                    $3.95                              1,000

            Schedule of Transactions in Shares that May Be Deemed
               to be Beneficially Owned by JAM Managers L.L.C.*
               ------------------------------------------------

Date                   Price Per Share                  Number of Shares
----                   ---------------                  ----------------


4/2/03                    $3.45                              6,900
4/3/03                    $3.50                                900
4/4/03                    $3.55                                400
4/7/03                    $3.50                              3,900
4/10/03                   $3.54                              2,700
5/5/03                    $3.40                              4,400
5/6/03                    $3.95                              1,000


            Schedule of Transactions in Shares that May Be Deemed
               to be Beneficially Owned by JAM Partners, L.P.*
               -----------------------------------------------

Date                   Price Per Share                  Number of Shares
----                   ---------------                  ----------------

4/8/03                    $3.60                            3,100
4/9/03                    $3.60                            2,800
4/10/03                   $3.54                            4,100





01394.0002 #403274